Exhibit 99.1

Freightos Posts New Records for Transactions and Gross Booking Value for Second Quarter of 2024

The Company Plans To Report Earnings on August 19, 2024

July 15, 2024 – Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), a leading, vendor-neutral booking and payment platform for the international freight industry, today reported preliminary second quarter 2024 Key Performance Indicators.

	Actuals*	Management’s Expectations
	Q2 2024	Q2 2024
# Transactions (‘000)	316.5	303.0 - 309.0
Year over-Year Growth	32%	27% - 29%
GBV ($m)	203.4	178.0 - 182.0
Year over-Year Growth	31%	15% - 18%

*Numbers are preliminary and subject to change with the full earnings release

In Q2 2024, Freightos continued to progress toward its long-term growth objectives. The company facilitated 316.5 thousand transactions, representing a year-over-year growth of 32%, surpassing management expectations for the quarter and exceeding the long term target of 20-30% annual transaction growth rate. This significant transaction growth highlights the growing adoption of digital solutions in the freight industry.

Gross Booking Value (GBV) for Q2 2024 grew 31% compared to the same quarter last year, consistent with the growth of Transactions. Management had anticipated that GBV growth may lag at 15-18% growth, due to softer market prices. However, due to the ongoing Red Sea crisis, average prices did not drop and so GBV growth was consistent with Transaction growth.

In Q2 2024, Freightos expanded its Carrier network to 51 carriers, up from 37 in Q2 2023. Additionally, the count of Unique Buyer Users rose to approximately 19 thousand, reflecting a 16% increase from Q2 last year.

This growth underscores the ongoing marketplace network effects, where buyers attract sellers and sellers attract buyers. This momentum represents the continued digitalization of the spot freight market, estimated to comprise 30-50% of the total air and ocean freight market. Freightos’ success in broadening its platform user base highlights its expanding market reach as well as its commitment to digitalization and efficiency in the massive and critical freight industry.

Q2 2024 Earnings Call

Financial results for the second quarter of 2024 and outlook for the third quarter will be reported before markets open on August 19, 2024. Freightos' management will host a webcast and conference call to discuss the results that morning at 8:30 a.m. EST.

Information about Freightos' financial results, including a link to the live webcast, will be available on Freightos' investor relations website at https://www.freightos.com/investor-news/.

To participate in the call, please register at the following link:

https://freightos.zoom.us/webinar/register/WN_9pLPTFSkSQ2euHunGhX1gw

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the call’s transcript, will be available on Freightos' Investor Relations website following the call.

Glossary

We have provided below a glossary of certain terms used in this press release:

●	Carriers: Number of unique air and ocean carriers, mostly airlines, that have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a quarter.
●	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.
●	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.
●	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of Transactions include Carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

ir@freightos.com

About Freightos

Freightos® (NASDAQ: CRGO) is the leading, vendor-neutral booking and payment platform for international freight, improving world trade. WebCargo® by Freightos and 7LFreight by WebCargo form the largest global air cargo booking platform, connecting airlines and freight forwarders. Over ten thousand freight forwarder offices, including the top twenty global forwarders, place thousands of eBookings a day on the platform with over fifty airlines. These airlines represent over 2/3rds of global air cargo capacity. Alongside ebookings, freight forwarders use WebCargo and 7LFreight to automate rate management, procurement, pricing and sales of freight services, across all modes, resulting in more efficient and more transparent freight services. More information is available at freightos.com/investors.